Exhibit 99.1

BELL CANADA

and

BCE INC.

and

BNY TRUST COMPANY OF CANADA–

COMPAGNIE TRUST BNY CANADA

(Trustee)

FOURTH SUPPLEMENTAL

TRUST INDENTURE

Dated as of August 6, 2021

FOURTH SUPPLEMENTAL TRUST INDENTURE

This FOURTH SUPPLEMENTAL TRUST INDENTURE, made as of August 6, 2021 (the “Fourth Supplemental Trust Indenture”).

B E T W E E N:	BELL CANADA, a corporation incorporated under the laws of Canada

(the “Corporation”)

- and -

BCE INC., a corporation incorporated under the laws of Canada

(the “Guarantor”)

- and -

BNY TRUST COMPANY OF CANADA – COMPAGNIE TRUST BNY CANADA, a corporation governed by the Trust and Loan Companies Act (Canada)

(the “Trustee” or “BNY”)

RECITALS :

A.

The Corporation currently has Securities issued and outstanding pursuant to a trust indenture between the Corporation and CIBC Mellon Trust Company, as predecessor trustee (“CIBC Mellon”) dated as of November 28, 1997, as from time to time supplemented, modified or changed (the “Original Trust Indenture”).

B.

By a Second Supplemental Trust Indenture to the Original Trust Indenture dated February 1, 2007, the Guarantor provided a guarantee of the Corporation’s payment obligations under the Original Trust Indenture.

C.	CIBC Mellon wishes to resign as indenture trustee pursuant to Section 6.09 of the Original Trust Indenture, and in so doing, also wishes to resign as registrar under the Indenture.

D.

CIBC Mellon has agreed to transfer to BNY its appointment as indenture trustee and registrar under the Original Trust Indenture and the Corporation has accepted CIBC Mellon’s resignation and wishes to appoint BNY as the successor indenture trustee pursuant to Section 6.10 of the Original Trust Indenture and as the registrar under the Original Trust Indenture.

E.	BNY has agreed to accept the appointment as successor indenture trustee and registrar pursuant to terms of the Original Trust Indenture;

F.	The parties wish to execute this Fourth Supplemental Trust Indenture for the purpose of providing for the resignation of CIBC Mellon as indenture trustee and registrar and for its replacement by BNY.

G.

Section 8.01 of the Original Trust Indenture, provides, among other things, that the Corporation, when authorized by a Certified Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Original Trust Indenture, in form satisfactory to the Trustee, for the purpose of, inter alia, (i) making any additions to, deletions from or alterations of the provisions of the Original Trust Indenture which the Corporation may deem necessary or advisable in order to facilitate the sale of the Securities and which, in the opinion of the Trustee, do not adversely affect the rights of the Holders of the Securities, or (ii) for any other purpose not inconsistent with the terms of the Original Trust Indenture, provided that, in the opinion of the Trustee, the rights of the Trustee or of the Holders of the Securities are not adversely affected in any material respects.

H.

All necessary matters and things have been done and performed by the Corporation and the Guarantor to authorize the execution and delivery of this Fourth Supplemental Trust Indenture and to make this Fourth Supplemental Trust Indenture legal, valid and binding upon the Corporation and the Guarantor subject to the terms of the Original Trust Indenture and this Fourth Supplemental Trust Indenture.

I.	The foregoing recitals are made as representations and statements of fact by the Corporation or the Guarantor, as the case may be.

NOW THEREFORE THIS FOURTH SUPPLEMENTAL TRUST INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

Indenture Supplemental

to the Original Trust Indenture

Section 1.01    Part of Original Trust Indenture – This Fourth Supplemental Trust Indenture is declared to be supplemental to the Original Trust Indenture and is to form part of and shall have the same effect as though incorporated in the Original Trust Indenture, subject to Section 2.01 below. The Original Trust Indenture is a part of these presents and is by this reference included herein with the same effect as though at length set forth herein.

Section 1.02    Capitalized Terms – All capitalized terms contained in this Fourth Supplemental Trust Indenture (including the Recitals hereto) unless otherwise defined herein, shall, for all purposes hereof, have their respective meanings as set out in the Original Trust Indenture, unless expressly stated otherwise or the context otherwise requires.

ARTICLE 2

Resignation and Replacement

of Trustee

Section 2.01    Notice of Resignation– CIBC Mellon hereby provides notice to the Corporation of its intention to resign as indenture trustee and registrar under the Original Trust Indenture effective as of the date hereof.

Section 2.02    Resignation and Replacement of Trustee – In accordance with the Original Trust Indenture, CIBC Mellon hereby resigns as indenture trustee and registrar and shall not be responsible for any obligations or liabilities relating to or arising in respect of the Original Trust Indenture on or after the date hereof.

Section 2.03    Appointment of BNY – The Corporation hereby accepts CIBC Mellon’s resignation and hereby appoints BNY as the successor indenture trustee and registrar under the Original Trust Indenture.

Section 2.04    Acceptance by BNY – BNY hereby accepts the appointment as the Trustee pursuant to Section 6.10 of the Original Trust Indenture and as registrar under the Original Trust Indenture effective as of the date hereof, and agrees (i) to be bound by and to perform, all obligations and liabilities of CIBC Mellon as indenture trustee and registrar under the Original Trust Indenture, arising on and after the date hereof, and (ii) to be vested with the same powers, rights, duties and obligations as if it had originally been named in the Original Trust Indenture as indenture trustee and registrar.

Section 2.05    Representations and Warranties – BNY hereby represents and warrants to the Corporation the following:

(i)	it is not bankrupt or insolvent and is able to exercise its duties under the Original Trust Indenture;

(ii)

the execution, delivery and performance by BNY of the resignation and appointment agreement dated as of the date hereof between the Corporation, the Guarantor, CIBC Mellon and BNY and the matters contemplated thereby are within the powers of BNY and have been duly authorized by all necessary action on the part of BNY and do not contravene any law or contractual restriction binding on or affecting BNY;

(iii)

it is a corporation incorporated under the laws of Canada or a Province of Canada and authorized to carry on the business of trust company in the provinces of Québec and Ontario, has a combined capital and surplus of at least $5,000,000 and has an office in the city of Montréal and in the city of Toronto; and

(iv)	it is not aware of any material conflict of interest between its role as trustee under the Original Trust Indenture and its role in any other capacity.

ARTICLE 3

Confirmation

Section 3.01    Original Trust Indenture – The Corporation, the Guarantor and the Trustee hereby acknowledge and confirm that, except as specifically supplemented, modified or changed by the provisions of this Fourth Supplemental Trust Indenture, all of the terms and conditions contained in the Original Trust Indenture (as previously supplemented, modified or changed) are and shall remain in force and effect, unamended, in accordance with the provisions thereof. The matters provided for in this Fourth Supplemental Trust Indenture shall not prejudice any act or thing done prior to the date hereof and do not constitute novation.

Section 3.02    Applicable Law – This Fourth Supplemental Trust Indenture, all acts and transactions hereunder, and the rights and obligations of the parties hereto, shall be governed, construed and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

ARTICLE 4

Guarantee

Section 4.01    Confirmation of Guarantee – The Guarantor agrees that the Guarantee provided by the Guarantor pursuant to the Second Supplemental Trust Indenture to the Original Trust Indenture:

(1)	Remains enforceable against it in accordance with its terms; and

(2)	Continues to guarantee the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise of all of the Guaranteed Obligations.

ARTICLE 5

Execution

Section 5.01    Counterparts and Formal Date – This Fourth Supplemental Trust Indenture may be executed in several counterparts, deliverable by electronic means, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date first written hereinabove. For certainty, this Fourth Supplemental Trust Indenture may be executed by way of electronic signature (including through an information system such as DocuSign or by any other electronic means) and any such execution shall be of the same legal effect, validity or enforceability as a manually executed signature.

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IN WITNESS WHEREOF, the parties hereto have declared that they have required that these presents be in the English language and have executed these presents as of the date first written above.

BELL CANADA

By:	(signed) Curtis Millen

Name: Curtis Millen Title: Senior Vice-President, Corporate Strategy and Treasurer

BCE INC.

By:	(signed) Curtis Millen

Name: Curtis Millen Title: Senior Vice-President, Corporate Strategy and Treasurer

BNY TRUST COMPANY OF CANADA

By:	(signed) Pierre Tremblay

Name: Pierre Tremblay Title: Vice-President